SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                                (Name of Issuer)


                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                      (Name of Person(s) Filing Statement)


                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                               Robert W. Fullerton
                       Blue Rock Market Neutral Fund, LLC
                          c/o Blue Rock Advisors, Inc.
                                 3915 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 337-8000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533


                                  June 29, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


         Transaction Valuation: $ 57,000,000.00
         (a) Amount of Filing Fee: $ 0.00
         (b)

1.       Calculated as the aggregate maximum purchase price for Interests.

2.       Calculated at $ 117.70   per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $4,708.00

         Form or Registration No.:  Schedule TO, Registration No. 005-80206

         Filing Party:  BLUE ROCK MARKET NEUTRAL FUND, LLC

         Date Filed:  December 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 29, 2005 by Blue Rock Market Neutral Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $57,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 29, 2005.


                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on July 27, 2005.

         2. The Valuation Date of the Interests tendered pursuant to the Offer is September 30, 2005.

         3. No Interests were tendered prior to the expiration of the Offer, and therefore, no Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BLUE ROCK MARKET NEUTRAL
                                    FUND, LLC

                                    By: /s/ Robert W. Fullerton
                                        --------------------------------------
                                         Name:   Robert W. Fullerton
                                         Title:  Principal Executive Officer


October 5, 2005